UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Aguirre, Alvaro J.
   TV Filme, Inc.
   c/o ITSA-Intercontinental Telecomunicacoes
   SCS, Quadra 07-B1.A
   Brasilia, Brazil  70.300-911
2. Issuer Name and Ticker or Trading Symbol
   TV Filme, Inc.
   ("PYTV")
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   April 1998
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Chief Financial and Accounting Officer
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Common Stock, $0.01 par val|4/17/9|A   | |4,166             |A  |$6.00(1)   |            9,294  | D    |--                         |
ue                         |8     |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Time based options (ri|$11.00  |--   |--  |-|-- --      |A,D|(2)  |07/26|Common Stock|110,000|--     |110,000     |D  |--          |
ght to buy)           |        |     |    |-|           |   |     |/06  |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Time based options (ri|$6.00   |--   |--  |-|-- --      |A,D|(3)  |10/31|Common Stock|50,000 |--     |50,000      |D  |--          |
ght to buy)           |        |     |    |-|           |   |     |/07  |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Time based options (ri|$5.625  |--   |--  |-|-- --      |A,D|(4)  |12/26|Common Stock|50,000 |--     |50,000      |D  |--          |
ght to buy)           |        |     |    |-|           |   |     |/07  |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1) Assumed price for issuance based upon December 1997 trading prices of the Company's Common Stock.
(2) These options vested and became fully exercisable as to 20% on July 26, 1997 and will vest and become exercisable as to an additional 20% on each anniversary thereafter until all such options are fully vested and exercisable. These options also vest, to the extent not then vested on December 31, 1998, if Mr. Aguirre's employment arrangement with the Company is not
renewed.
(3) These options vest and become fully exercisable as to 20% on October 31, 1998 and as to an additional 20% on each anniversary thereafter until all such options are fully vested and exercisable.
(4) These options vest and become fully exercisable as to 20% on December 26, 1998 and as to an additional 20%
on each anniversary thereafter until all such options are fully vested and exercisable.
SIGNATURE OF REPORTING PERSON
/s/ Alvaro J. Aguirre
DATE
May 4, 1998